Exhibit 99.1

T: 416.364.1145 | 1.800.268.9374 2 Queen St. East, Twentieth Floor, Toronto, Canada M5C 3G7

CI Financial Announces Pricing of US$260 Million Re-Opening of 3.200% Notes due 2030

TORONTO (January 13, 2021) – CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX), a diversified global asset and wealth management company, today announced the pricing of a US$260 million re-opening of its 3.200% notes due 2030 (the “Additional Notes”).

The Additional Notes will form part of the same series as the outstanding US$700 million principal amount of 3.200% notes due 2030 (the “Existing Notes”), which were issued on December 17, 2020. Following the re-opening, the aggregate principal amount of the series will be US$960 million. The terms of the Additional Notes will be identical to the Existing Notes, other than the issue date and issue price.

CI intends to use the net proceeds from this offering to redeem CI’s outstanding C$325 million aggregate principal amount of 3.520% debentures due July 20, 2023. The offering is expected to close on January 19, 2021 and is subject to certain customary conditions. The notes, registered with the Securities and Exchange Commission (the “SEC”) under the Multijurisdictional Disclosure System (“MJDS”) in Canada and the United States, will not be offered in Canada or to any resident of Canada.

BofA Securities, Inc. is acting as book-running manager for the offering, and J.P. Morgan Securities LLC is acting as joint-lead manager.

The offering is being made by way of a preliminary prospectus supplement dated January 13, 2021 to CI’s existing short form base shelf prospectus dated December 4, 2020, which forms a part of and is included in CI’s registration statement on Form F-10, filed in the United States with the SEC under the MJDS. A final prospectus supplement in respect of the offering of the notes will be filed with the Ontario Securities Commission in Canada and the SEC.

Copies of these documents may be obtained without charge by visiting EDGAR on the SEC website at www.sec.gov. Investors may also obtain copies of the prospectus for the offering by contacting BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department; Telephone: 1-800-294-1322, Email: dg.prospectus_requests@bofa.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in Canada or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Under the terms of the offering, the underwriters have agreed not to offer or sell these securities in Canada or to any resident of Canada.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$231 billion (US$182 billion) in client assets as at December 31, 2020. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

T: 416.364.1145 | 1.800.268.9374 2 Queen St. East, Twentieth Floor, Toronto, Canada M5C 3G7

CI’s U.S. wealth management businesses consist of Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX.

This press release contains forward-looking statements with respect to CI and the offering of its notes, including in relation to the anticipated closing date of the offering and use of the net proceeds of the offering. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts:

Investor Relations

Jason Weyeneth, CFA

Vice-President, Investor Relations & Strategy

416-681-8779

jweyeneth@ci.com

Media Relations

Canada

Murray Oxby

Vice-President, Communications

416-681-3254

moxby@ci.com

United States

Trevor Davis, Gregory FCA for CI Financial

610-415-1145

cifinancial@gregoryfca.com